UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 202ND MEETING OF THE BOARD OF

DIRECTORS HELD ON MAY 30, 2012

1.  DATE, TIME AND PLACE: On the 30th (thirtieth) day of the month of May 2012, at 10:00 a.m. at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board"). As provided in Paragraph 7 of Article 17 of the Bylaws, Mr. Ivan de Souza Monteiro filed a vote in writing.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subjects on the Agenda were examined, the following resolutions were approved by unanimous vote and without any restrictions:

(i)        Cognizance taken of the activities of the Process Management and People Management Committees and the Strategy and the IPO Commissions of CPFL Renováveis during the month of May;

(ii)       Receipt of the Board of Directors' self-assessment results for the management period comprising 2011/2012, which will be discussed at the next meeting;

(iii)      Approval of the disclosure by the Company that Mrs. Daniela Corci Cardoso, elected to the Company's Fiscal Council at the General Shareholders Meeting held on April 12, had qualified as a financial expert in compliance with the provisions of Section 407 of the Sarbanes-Oxley Act and in accordance with the rules of the Securities and Exchange Commission ("SEC") applicable to foreign companies listed on U.S. stock exchanges;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(iv)      Cognizance taken of the highlights of the material facts during the month reported by the President;

(v)       Approval (a) of the establishment of the Budget Committee and the Strategy Committee and their respective Worksheets, and (b)  nominated  their members: BUDGET:  Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Carlos Eduardo Reich and STRATEGY:  Francisco Caprino Neto, Fernando Luiz Aguiar Filho, Arthur Prado Silva, Luiz Cláudio da Silva Barros, Martin Roberto Glogowsky and Wilson Ferreira Jr.;

(vi)      Approval of the minutes of the 200th and 201st Board meetings, held respectively on April 25 and May 17, 2012;

(vii)     Approval of the distribution of Management’s total compensation, established by the General Shareholders Meeting on April 12, of 2012, R$ 15,728,268.49 (fifteen million, seven hundred twenty-eight thousand, two hundred sixty-eight reais and forty nine centavos), with R$ 1,920,000.00 (one million, nine hundred and twenty thousand reais) earmarked for the Board of Directors and R$ 13,808,268.49 (thirteen million, eight hundred and eight thousand, two hundred sixty eight reais and forty-nine cents) for the statutory Board of Executive Officers; and approved,  effective as of this month: (a)  the restating of the remuneration of members of the Board of Directors, the Board of Executive Officers and the Fiscal Council of the Company to compensate for inflation and alignment with current market practices and (b)  the individual compensation of the members of Board Advisory Committees in the amount of R$ 2,000.00 (two thousand reais) per month, registering that the market research and the Company's proposal was previously reviewed by the Personnel Management Committee, as mentioned in item "i", "b" above;

(viii)    Cognizance taken of the proposed adjustment of compensation of executive officers of subsidiary companies by the IPCA;

(ix)      Approval, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and pursuant to Article 3 of the Bylaws of the Company and Board of Executive Officers Resolution No. 2012032, of the opening of a branch office at Rua Ribeiro de Brito, No. 830 - room 2001/2002 - Edifício Iberbrás II, Bairro Boa Viagem, CEP 51021-310, in Recife, State of Pernambuco, and recommended  a favorable vote to the Board of Executive Officers of CPFL Brasil and authorized the responsible areas to take appropriate action to make the necessary registration adjustments in the National Company Registry - CNPJ and with the other competent legal bodies to comply with the provisions of existing tax legislation;

(x)       Ratified, as the direct controlling shareholder of CPFL Brasil, pursuant to the authorization granted by the Board of Directors of the Company, power purchases that require very short-term decisions, under the terms of item "p" of Art. and 17 of the Bylaws and CPFL Brasil Board of Executive Officers Resolution No. 2012021: (a)  the acquisition of a total of 5,259,120.00 MWh (five million, two hundred and fifty-nine thousand, one hundred twenty megawatt-hours) of conventional electric power, for the period 1/1/2013 to 12/31/2018 and (b)  the establishment of the guarantee in the form of a bank letter of credit;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(xi)      Approval, as provided under paragraph "b" of Article 17 of the Bylaws of the Company and pursuant to Board of Executive Officers Resolution No. 2012017, of a Real Estate Policy, aimed at regulating the principles and guidelines applicable to sale of property belonging to the Company and its subsidiaries;

(xii)     Approval, pursuant to subparagraph "h" of Article 17 of the Bylaws of the Company and based on Board of Executive Officers Resolution No. 2012088-C, the provision of a warranty by CPFL Energia, through a bank guarantee, of the payback of funding to be contracted by its subsidiaries Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Leste Paulista de Energia ("CPFL Leste Paulista"), from the National Bank of Economic and Social Development ("BNDES"), in the Direct modality, whose funds are to be used for investments in power distribution during the 2011-2012 biennium, in the total amount of to up to R$ 50,819,667.00 (fifty million, eight hundred and nineteen thousand, six hundred and sixty-seven reais) for a total maturity of up to 7 (seven) years, with a grace period of two (2) years, as follows: for CPFL Santa Cruz, in the amount of up to R$ 23,555,835,00 (twenty three million, five hundred fifty-five thousand, eight hundred and thirty-five reais); for CPFL Sul Paulista, in the amount of R$ 14,990,886.00 (fourteen million, nine hundred and ninety thousand,   eight hundred and eighty-six reais) and CPFL Leste Paulista, in the amount of R$ 12,272,946.00 (twelve million, two hundred and seventy-two thousand, nine hundred  and forty-six reais) and recommended  to the Company's representatives on the Management bodies of its subsidiaries to vote in favor of approving the respective funding, according to the terms and conditions as may be defined in the resolution(s) of the Executive Board of the BNDES and respective annexes in meeting(s) that decide on such funding;

(xiii)    Approved, pursuant to Board of Executive Officers Resolution No. 2012091-C and line "b" of Article 17 of the Bylaws of the Company, its Energy Trading Regulations ("Regulations"), to be signed by its subsidiaries CPFL Renováveis and CPFL Brasil and recommended that the Company's representatives on the respective Boards of Directors vote in favor of approving the Regulations;

(xiv)    Recommended to the representatives of the Company in the management bodies and/or in  the General Shareholders Meetings of its subsidiaries that they vote in favor of approving the following matters: (a)  Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Santa Cruz, CPFL Sul Paulista, Companhia Luz e Força Mococa (“CPFL Mococa”), CPFL Leste Paulista, Companhia Jaguari de Energia Elétrica (“CPFL Jaguari”) and Rio Grande Energia S.A. ("RGE"): acquisition of low-voltage multiplexed aluminum cables via electronic auctions (Exec. Board Res. No. 2012085-C), (b)  CPFL Renováveis: reverse split of all shares, increase of the authorized share capital, amendment and consolidation of the Bylaws, election of representatives of the Company to its Board of Directors and indication of their alternates (Exec. Board Res. No. 2012089-C and No. 2012090-C) and (c) CPFL Paulista, CPFL Piratininga and RGE: sale of property, as pursuant to ANEEL Resolution No. 20/1999, and minimum sales value in accordance with ANEEL Real Estate Sale Norms - GED 10754 (Res. No. 2012092 of Dir-C).

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Helena Kerr do Amaral, Ana Novaes and Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.